Form 10-K, Exhibit 13
period 1997-05-31
CHOICE HOTELS INTERNATIONAL INC
filed 1997-08-15
CIK 1018146

                                                                      Exhibit 13

                               [GRAPHICS OMITTED]

--------------------------------------------------------------------------------
                                 CHOICE HOTELS
                                 INTERNATIONAL
--------------------------------------------------------------------------------

                               1997 ANNUAL REPORT

                                  YEAR FIRSTS

     This was a year of firsts for Choice Hotels International: the first year as an independent company and the first year under independent management following the spinoff from Manor Care Inc.

     The Company introduced the most important technological initiative in its history: Profit Manager by Choice Hotels, a computerized system created to help franchisees maximize profitability and compete more effectively by managing their rooms inventory, rates and reservations more efficiently.

     Choice opened the first MainStay Suites hotel, the industry's first franchised mid-market, extended stay lodging product featuring residential amenities designed to serve professionals on extended assignments and innovative technological systems including an automated front desk check-in-system.

     Upholding its reputation as a technology innovator and leader, Choice introduced the loading industry's first internet side devoted to travel agents, securing its longstanding relationship with this critical source of third-party bookings.

     Choice became the first lodging franchisor in the nation to launch a training and certification program for all line-level hotel employees designed to improve guest satisfaction, increase productivity, and, in return, generate higher profits for franchisees.

     Choice welcomed more than 2,000 franchisee partners to the first Management Development Conferences, two large educational meetings dedicated to helping hotel owners improve their operations and profitability.

     Finally, this is the first Choice Hotels International annual report published for you, our stockholders.

AT A GLANCE
A YEAR OF CONTINUED STRONG GROWTH

     Continuing its strong rate of growth, the Choice worldwide system totaled 3,344 open hotels at fiscal year-end, a 9.6 percent increase over 1996, and 820 hotels under development.

     U.S. developers continued to show their affinity for Choice's portfolio by signing 495 franchise contracts, an increase of 14 percent. Half of these new contracts were signed by existing franchisees.

     Fifty-eight percent of hotels added in the United States were new construction, and Comfort Inn, Comfort Suites and Sleep Inn ranked in the top 10 new-construction brands, according to Smith Travel Research.

QUALITY(R) INNS,
HOTELS & SUITES

     Quality offers an established mid-priced lodging product with rooms designed for today's business travelers.

 . OPEN
619 hotels
72,994 rooms

 . UNDER
DEVELOPMENT
139 hotels
14,488 rooms

 . TOTAL
758 hotels
87,482 rooms

 . FISCAL YEAR 1997 HIGHLIGHTS

 . 100 percent satisfaction guarantee implemented

 . The development of new Quality hotels accelerated to a five-year high, with 758 hotels open and under development at year's end, a 9.9 percent increase over the 1996 fiscal year

 . A new advertising campaign promoted the Quality Executive Room, featuring the signature Quality Sleeper mattress by Serta, speakerphone with data port and free daily newspaper

 . Free local calls and Maxwell House in-room coffee program introduced

 . Occupancy exceeded its competitive set, according to Smith Travel Research


COMFORT(R) INNS
& COMFORT
SUITES

     Comfort is a leading limited-service brand, offering affordable rates, exceptional rooms and suites and free deluxe continental breakfast, backed by a 100 percent satisfaction guarantee.

 . OPEN
1,561 hotels
123,662 rooms

 . UNDER
DEVELOPMENT
312 hotels
27,221 rooms

 . TOTAL
1,873 hotels
150,883 rooms

 . FISCAL YEAR 1997 HIGHLIGHTS

 . Average daily rate, occupancy and revenue per available room, or RevPAR, exceeded its competitive set, according to Smith Travel Research

 . 71 percent of all Comfort hotels now are rated three diamonds, up from 66 percent a year ago

 . Quality assurance scores improved in all categories

 . 82 percent of all properties added to the system were new construction

CLARION(R) INNS,
HOTELS, SUITES
& RESORTS

     Clarion features upscale full-service hotels at three-star prices that provide outstanding value to corporate travelers and the mid-sized meeting market.

 . OPEN
110 hotels
17,249 rooms

 . UNDER
DEVELOPMENT
32 hotels
5,022 rooms

 . TOTAL
142 hotels
22,271 rooms

 . FISCAL YEAR 1997 HIGHLIGHTS

 . Renewed interest in first-class, full-service hotels, spurred by compelling economics, drove Clarion system growth by 17 percent

 . 100 percent satisfaction guarantee initiative announced

 . Occupancy exceeded its competitive set, according to Smith Travel Research

SLEEP INN

     Sleep Inn is an all-new construction, consistent, limited-service chain offering state-of-the-art room features and a 100 percent satisfaction guarantee.

 . OPEN
133 hotels
9,806 rooms

 . UNDER
DEVELOPMENT
150 hotels
11,497 rooms

 . TOTAL
283 hotels
21,303 rooms

 . FISCAL YEAR 1997 HIGHLIGHTS

 . Sleep Inn is ranked number one among hotel chains for satisfaction, service and value, according to a study conducted over the last two years by D.K. Shifflet & Associates. The brand's satisfaction rating was 88.8 percent, nearly 20 points higher than the next-highest rated competitor

 . 45 new Sleep Inn hotels opened, the most ever in one year

 . Occupancy exceeded its competitive set, according to Smith Travel Research

 . Sleep Inn is the only 100 percent new-construction brand in its segment

ECONO
LODGE

     Econo Lodge is among the best roadside names in its category, offering clean, affordable economy lodging for travelers who want to "Spend a Night, Not a Fortune."

 . OPEN
704 hotels
45,718 rooms

 . UNDER
DEVELOPMENT
116 hotels
8,330 rooms

 . TOTAL
820 hotels
54,048 rooms

 . FISCAL YEAR 1997 HIGHLIGHTS

 . 153 hotels have completed the Signature Exterior Renovation Program, which provides a fresh, clean, consistent and easily recognized appearance. The program has improved RevPAR by 12.2 percent among the hotels that have participated to date

 . 100 percent satisfaction guarantee initiative announced

 . The Econo PLUS Room, which targets business travelers with in-room coffee and free local calls, was introduced systemwide to build on the success of the Econo Lodge Senior Room, designed with senior-friendly amenities


RODEWAY INN

     Rodeway Inn offers mid-priced assorted hotels with national consumer exposure specializing in meeting the needs of the senior travel market.

 . OPEN
202 hotels
13,001 rooms

 . UNDER
DEVELOPMENT
50 hotels
3,481 rooms

 . TOTAL
252 hotels
16,482 rooms

 . FISCAL YEAR 1997 HIGHLIGHTS

 . Free local phone calls and weekday newspapers were introduced, both designed to build on guests' affinity for the value-added amenities provided in the Rodeway Choice Room, which also include a coffee maker, large-button telephone and television remote control, large-digit clock radio and lever-handle doors and faucets


MAINSTAY SUITES

     MainStay Suites is Choice's newest lodging concept: the industry's first franchised mid-market, extended-stay hotel with residential amenities designed to serve professionals on extended assignments.

 . OPEN
1 hotel
96 rooms

 . UNDER
DEVELOPMENT
21 hotels
2,054 rooms

 . TOTAL
22 hotels
2,150 rooms

 . FISCAL YEAR 1997 HIGHLIGHTS

 . The first MainStay Suites hotel opened for business in Plano, Texas

 . All performance indicators exceeded expectations, with length of stay averaging 20 nights

 . A survey of guests elicited comments including "home-like atmosphere exceeds expectations," "great value" and "high sense of security"

CHOICE PICKS
FOOD COURT

     ChoicePicks Food Court is the industry's first modular food court system featuring branded items including Pizzeria Uno, Nathan's Famous, Healthy Choice Deli, Casa Ortega, Big Apple Bagels, I Can't Believe It's Yogurt, Nestle Toll House Cookie Cafe, Sarks Gourmet Coffees and Coca-Cola.

 . OPEN
18 food courts
124 modules


 . UNDER
DEVELOPMENT
10 food courts
60 modules

 . TOTAL
28 food courts
184 modules

 . FISCAL YEAR 1997 HIGHLIGHTS

 . Development sites were expanded during the year to include non-Choice hotels, outlet malls, high-volume retail stores, contract management companies, time-share resorts, hospitals, movie theaters and convenience stores

 . The first Choice Picks Food Courts located outside a lodging venue opened this year at shopping outlet centers in Georgia and Pennsylvania

FINANCIAL HIGHLIGHTS
CHOICE HOTELS INTERNATIONAL INC. AND SUBSIDIARIES

===============================================================================================

                                                             1997          1996          1995
                                                         ===========   ===========     ========
COMPANY RESULTS
  Franchise revenues (in millions) .....................  $   244.2     $   223.6      $  188.0
  Hotel operations revenues (in millions) ..............      185.8         154.6         114.5
  Total revenues (in millions) .........................      429.9         378.3         302.5
  Recurring income from operations (in millions) .......       97.9          75.0          52.1
  Recurring net income (in millions) ...................       42.0          28.6          16.8
  Net income (in millions) .............................       40.9           8.5          16.8
  Cash flow from operations (in millions) ..............       82.2          55.7          47.9
  Earnings per share ...................................        .65           .14           .27
  Owned or leased hotels open ..........................         85            79            62
  Owned hotels revenue per available room (RevPAR) .....  $   40.96     $   37.28      $  34.40

SYSTEM RESULTS
  Revenues (estimated in millions) .....................  $   2,809     $   2,452      $  2,372
  Total hotels open ....................................      3,344         3,052         2,821
  Franchise under development ..........................        820           716           595


[THE FOLLOWING CAPTIONS REPRESENT BAR GRAPHS WHICH HAVE BEEN OMITTED]


25 PERCENT
COMPOUNDED
ANNUAL GROWTH

43 PERCENT
COMPOUNDED
ANNUAL GROWTH

53 PERCENT
COMPOUNDED
ANNUAL GROWTH

CHOICE97

[GRAPHIC CONTAINING PHOTO OF WILLIAM R. FLOYD]

William R. Floyd,
Vice Chairman &
Chief Executive Officer

LETTER TO OUR SHAREHOLDERS

The past year has been an exciting one for your Company. After many years of partnership with Manor Care Inc., Choice enjoyed a successful spinoff and became an independent publicly traded company in November 1996.

     Financial performance for the fiscal year 1997 was strong. We signed a total of 495 new franchise agreements, up 14 percent from fiscal year 1996. All of our brands showed healthy growth and, importantly, we made great strides in building for a successful future. Our success, of course, is shared success. Thousands of franchisees around the world - serving more than 90 million guests annually - are the heart and soul of Choice.

     In less than a year with the Company, I've personally had the opportunity to meet many of them. You won't find a more dedicated and hard-working group of individuals anywhere. You will meet some of them in this report and - I hope many more in person as you travel around the United States or in the 32 other countries where we operate.

     The key to our continued success is helping our franchisees become more profitable so that, in turn, we can deliver superior value to you, our shareholders.

 . STRONG FINANCIAL PERFORMANCE
In fiscal 1997, we achieved all of our goals for system growth, revenue and profits, contracts executed, reservation calls and franchisee satisfaction.

     Total worldwide system revenue is estimated to be in excess of $2.8 billion in fiscal 1997, an increase of almost 15 percent over the prior year. Company revenues were up 14 percent to $430.9 million from $378.3 million in fiscal 1996.

     Operating income was $98.9 million, up from $75.0 million reported in fiscal year 1996 before a non-recurring charge of $33.3 million in 1996 related to our spinoff from Manor Care and a provision for the impairment of certain European assets.

     Fiscal 1997 net income of $42.0 million, before a one-time charge of $1.1 million for the early retirement of high cost debt payable to Manor Care, was up
46.9 percent over fiscal year

1996 net income of $28.6 million before non-recurring charges.

     Earnings per share for fiscal 1997 were $0.65 after the one-time charge, up from $0.14 per share after all charges for fiscal year 1996.

 . PLATFORM FOR GROWTH

The economics of franchising are extremely attractive and fairly simple. As a franchise company, we grow our revenues and profits as our franchisees realize improved occupancies and room rates and as the overall system grows.

     The more our franchisees grow, the stronger the stream of royalties and reservations and marketing fees. And the higher the royalties and fees, the more support we then can give to our franchisees in the way of brand advertising, promotions and general business development assistance. This support, in turn, drives franchisee demand for our brands, and so on.

     Another factor driving franchisee demand for Choice's brands is that we are concentrated primarily in the limited-service, mid-price lodging segment which, according to Smith Travel Research, is the most profitable in the industry and enjoying strong growth.

     Choice is strongly positioned with its mature brands (Quality, Econo Lodge and Rodeway Inn), a powerful presence in new-construction brands (Comfort Inn, Comfort Suites and Sleep Inn) and a highly promising extended-stay brand (MainStay Suites).

     Choice also is capitalizing on the current popularity of upscale hotels thanks to the strong economy - with our Clarion brand.

     This diversity of our portfolio is extremely attractive to franchisees who like to grow their businesses by owning and operating several different franchises that appeal to different customer segments. Our price-point segmentation also allows us to weather economic cycles better as consumers choose more expensive hotels in good times and less expensive hotels in a softer economy.

     The MainStay Suites brand, launched in October 1996 and currently the only franchised new-construction, mid-priced, extended-stay product in the marketplace, is worth special note. The extended-stay segment is one of the hottest areas of our industry, and it is an outgrowth of dramatic changes over the last several years in the ways Americans work. Since the late 1980s and early 1990s, downsizing, right-sizing and the persistence of the American entrepreneurial spirit have fostered spectacular growth in the number of consultant specialists who go on assignment for weeks at a time - too long for a hotel stay and not long enough for an apartment.

     Relocations and extended corporate training programs are another valuable source of business for this segment.

     Today, there are 22 MainStay Suites hotels open and under development nationally, with an average length of stay of 20 nights. We expect this brand to grow quickly.

 . INCREASING PROFITS

One of our most significant accomplishments in the last year was the development of a three-year strategic plan to enhance franchisee - and Choice profitability by sharpening the company's focus on consumers, realigning corporate resources and implementing new growth and service strategies. The plan's underlying objectives are profitable franchisees and stockholders.

    The first step in implementing our plan was creating five new U.S. regions. Franchise sales and service functions will be consolidated in each region, which will have bottom-line, profit-and-loss responsibilities. Each franchisee will be assigned a service representative who will serve as their principal liaison with Choice. This move alone will enable us to double the support we provide our franchisees.

    The pilot regional office opened its doors in Charlotte, N.C., in June. Four other offices will open later this year in Silver Spring, Maryland;

CHOICE97

[PHOTOGRAPH OF CHOICE HOTELS INTERNATIONAL SENIOR OFFICERS APPEARS HERE]

PICTURED:

 . Choice Hotels International Senior Officers - Back row, from left, are
James R. Yoakum, Senior Vice President, Reservations & Information Systems; Michael J. DeSantis, Senior Vice President, General Counsel & Secretary; Thomas Mirgon, Senior Vice President, Human Resources; Joseph E. Lavin, Senior Vice President, Partner Services Group; and James A. MacCutcheon, Executive Vice President, Chief Financial Officer & Treasurer. Front row, from left, are Barry
L. Smith, Senior Vice President, Marketing; Rodney Sibley, Senior Vice President, Franchise Operations; and Betsy Bromberg O'Rourke, Senior Vice President, Marketing Services.

Indianapolis, Indiana; Denver, Colorado; and Orange County, California. With our new regional structure, we will be able to better serve our franchisees' needs, being closer to our customers than ever before.

     In conjunction with our franchisees, we will identify the best opportunities for new development or conversion to a Choice brand in 520 markets throughout the country. This strategic approach to system growth will benefit existing franchisees by providing them with an early view of additional development opportunities within their communities and ensure we are optimizing the addition of new hotels to the system.

     Recently, we also introduced to franchisees a new state-of-the-art property management system called Profit Manager by Choice Hotels. The system, which is targeted to have 100 percent system utilization by the year 2000, will help franchisees maximize revenue per available room and profitability by managing inventory, rates and reservations more effectively.

     In addition, to create more consumer focus and drive demand for Choice brand products, we have combined brand management, new product development and traditional consumer marketing into one department responsible for advertising, marketing, sales, brand positioning and standards.

     Integral to this sharpened consumer focus is our commitment to enforce tougher standards and implement a new quality assurance program based in large part on guest assessments of each hotel.

 . INTERNATIONAL GROWTH AND PROFITABILITY

Our international operations offer significant long-term potential for growth and profitability, and we anticipate placing near-term emphasis on further development in Canada, Mexico, the Caribbean, Europe and Japan.

     In fiscal 1997, we dramatically improved the financial performance of Choice's overseas operations, and we intend to accelerate that progress with the objective of delivering a significant profit contribution by the year 2000.

     To accomplish that end, Choice will focus resources against select master franchisers and joint ventures, prioritize regions and move to establish brand-specific area development agreements with strong partners.

 . SEPARATING FRANCHISING FROM REAL ESTATE

Focus, in any business, helps to improve performance and returns to stockholders. That's why we decided earlier this year to separate our franchising from our real estate activities in a tax-free spinoff to stockholders. We expect the spinoff will take place in the fall of 1997.

     Don Landry, Choice's President and the person most responsible for the real estate unit's tremendous success, will become Chief Executive Officer of the new company, Sunburst Hospitality Corporation.

     Our real estate division has been a remarkable success story, and we believe Sunburst looks forward to a bright future.

     Since 1993, the year after Choice began to take advantage of a down real estate market by buying, renovating andrepositioning undervalued hotel assets, the division's revenues have grown at a compounded annual rate of more than 43 percent.

     The real estate division finished fiscal 1997 with 71 hotels in the United States and $168 million in revenues. Gross profit margin in fiscal 1997 was more than 36 percent.

     As a separate, publicly traded company, Sunburst will continue to build on the performance of its existing properties; develop MainStay Suites and Sleep Inn hotels and other high-margin properties; and pursue opportunistic acquisitions.

 . LOOKING AHEAD

Our vision is to be a global leader in high-margin lodging brands and to expand selectively into complementary businesses when attractive and sustainable economic propositions are achievable. To date, we have done well, but we can do better.

    Among a host of initiatives planned for 1998 are value-added promotions to improve market share in competitive markets and programs to create more differentiation for each of our brands. We are also developing a program to increase our penetration in major metropolitan areas where we are currently underrepresented. Most important, we are launching a number of initiatives to increase franchisee satisfaction across the whole spectrum of our brands.

     In short, we have much to do, but I am excited about our opportunities and the potential of this company.

[GRAPHIC PHOTO OF DONALD J. LANDRY,
 PRESIDENT & CHIEF OPERATING OFFICER APPEARS HERE]

     I'd like to add a personal note about Don Landry. Don has been President of Choice for the last two and a half years. Since I joined the Company, he has played a critical role in my transition - not just to Choice, but to the lodging industry in general.

     Don is a good friend and advisor, and everyone at Choice wishes him well in his new role as Vice Chairman and CEO of Sunburst.

     I am delighted that through a variety of strategic alliances and initiatives, Choice and Sunburst will remain in close touch, and I look forward to a continued productive working relationship with Don and his team.

    Thank you for your support.



    /s/ William R. Floyd
    ---------------------------------------
    William R. Floyd
    Vice Chairman & Chief Executive Officer

[GRAPHIC PHOTO OMITTED - DEPICTING THE FOLLOWING:]

Russell Maring and his partner, Denis Olson, own and operate a portfolio of 20 hotels from Vancouver, Washington, to Plant City, Florida, under the Comfort Inn, Comfort Suites, Sleep Inn and Quality Suites flags. Their Sonmar Development Corporation built them all from the ground up during the last eight years.

"We like Choice's simplified systems," said Denis. "We don't get overburdened with a lot of unnecessary paperwork and rules and regulations. I hear horror stories from my counterparts who franchise other brands."

"We decided to franchise with Choice because of brand recognition and reservations referral, especially with Comfort Inns and Comfort Suites," said Russ. "Equally important, there are an awful lot of nice people working at Choice. It's a relationship."

[GRAPHIC IMAGES OMITTED]

SIMPLIFIED SYSTEMS
brand recognition

[PHOTO APPEARS HERE]

Russell Maring, left,
and Denis Olson
Sonmar Development Corporation
Fargo, North Dakota

FOCUSING ON THE FRANCHISEES


Choice continuously strives to deliver more value to its franchisees by providing proven operational "success systems," professional staff support, worldwide reservations and high-impact consumer marketing.

     Fulfilling that commitment, in turn, positions Choice for continued prosperity.

     The Company's service philosophy is to provide premium franchise support, from the first day the franchise contract is signed through the operating life of every hotel.

 . A STRATEGY FOR FUTURE PROFITS
This year Choice undertook a major self-examination to evaluate three key areas:
1) consumer perception of its products, 2) its performance versus the competition and 3) the satisfaction of franchisees.

     That effort culminated in the creation of a three-year strategic plan designed to enhance franchisee profitability by sharpening the Company's focus on consumers, realigning corporate resources and implementing new growth and service strategies.

     The plan is driven by six specific strategies:

     I. Organize for success

    II. Optimize the brand portfolio

   III. Increase market penetration on a strategic versus an opportunistic basis

    IV. Improve margins through increased productivity

     V. Profitably grow international operations

    VI. Leverage the spinoff of franchise operations from company-owned real estate


 . NEW ORGANIZATION EMPHASIZES SUPPORT
Choice began the implementation of the strategic plan with the establishment of five regional service groups to bring its support staff even closer to domestic franchisees.

     Five regional offices are being established: Northeast, Southeast, North Central, South Central and Pacific. Each will be managed as an independent profit center under a vice president of franchise operations.

     Field staff teams will provide expertise in sales and marketing, hotel operations and development. Beginning with the new fiscal year, all field personnel will address both sales and operational issues.

     Newly designated franchise service directors will serve as single points of contact for each operator, with the primary role of driving revenue to each individual hotel.

     By eliminating the assignment of multiple field staff representatives to each hotel, there will be a ratio of one representative to approximately 45 hotels in comparison to the previous ratio of one to 90.

 . REALIGNMENT TO IMPROVE CUSTOMER SATISFACTION
The Company's reorganization also is based on the belief that satisfying consumers will make franchisees and Choice more profitable.

     For that reason, Choice has combined brand management, new product development and traditional marketing to create more consumer focus and drive demand for Choice's existing and future products.

     The Marketing department now is responsible for all consumer-driven activities including setting strategic direction and standards for each Choice brand.

 . MAKING QUALITY A CONSUMER ISSUE
In an effort to align standards for each brand with consumer expectations, Choice is revising its quality assurance review process by emphasizing issues important to guests as determined by periodic guest feedback in every hotel.

    Working with the leadership of its franchisee organizations, Choice is developing an entirely new model for evaluating quality and service from the guest's perspective.

    Field staff will mobilize to help hotels that demonstrate the need for improvement. Owners will be counseled on the most effective tactics for resolving deficiencies, whether through training or physical plant improvements.

    At the same time, the Company will intensify standards enforcement to ensure hotels meet consumer expectations. For example, a revised default process will reduce significantly the length of time required to terminate properties that fail basic standards.

    The objective is to expedite the termination of hotels that do not fulfill guest expectations by reducing from 180 days to 90 days the period between initial default notification and termination from the system.

 . YEAR-ROUND MARKETING DRIVES REVENUE
Choice again distinguished itself as one of the industry's most creative and innovative marketers, rolling out a variety of award-winning advertising and publicity campaigns designed to deliver the greatest impact for each franchisee dollar invested.

     Suitcase celebrity commercials featuring Ivana Trump, Deion Sanders, Dennis Rodman, Ricardo Montalban, Jimmy Connors, Jonathan Winters, Ed Koch, Victor Kiam, Chi Chi Rodriguez and Brett Favre spurred record increases in reservations, call volume and sales.

     Choice this year introduced a special educational advertising campaign designed to help travel agents sell key markets and Choice brands. The year-long program, called A Choice Education, included advertisements in travel agent trade publications and seminars held nationwide.


OPTIMIZING THE BRAND PORTFOLIO


With fresh new-construction brands --Sleep Inn, Comfort Inn, Comfort Suites and MainStay Suites -- and brands suited primarily for conversions -- Quality, Clarion, Rodeway Inn and Econo Lodge -- Choice is well-positioned with the right brand to suit any business strategy in any economic cycle.

     The Company's strategic plan calls for leveraging the strengths of each brand for the benefit of both the franchisees and stockholders.

     The strategic plan is guided by the principle that Choice's business portfolio includes a bundle of trademarks and brands that range from older, mature assets to new and growing ones.

     This plank addresses the need to allocate resources to accelerate the growth of new brands as well as to renew mature brands. Key strategies for implementing this plan are 1) building trademark equity and 2) becoming more consumer-focused.

     Aggressive initiatives will be undertaken to build Choice's portfolio of new and renewed brands that lead the industry in consumer preference.

[GRAPHIC PHOTO OMITTED]

Tourism is a family affair for the Colliers of Pigeon Forge, Tennessee. The enterprise that Mindle and Irene Collier founded in 1968 has blossomed into six hotels, a convention center, six restaurants, a campground, two wineries and an amusement complex, all located in Pigeon Forge and nearby Sevierville.

Their daughter, Kay Collier-Pittman, today serves as vice president of Collier Development Company's Hotel Division, overseeing marketing, reservations, sales and operations for two independent and four franchised hotels that together represent 672 rooms.

The family's 116-room Rodeway Inn hotel was their first franchise. The Colliers chose the brand after "looking at the numbers and the way the chain was growing," she said.



          "It's been a very good experience. We enjoy the support we get from Choice."

                    "Travelers are looking for brand names that they know. They know what to expect at Rodeway."

SUPPORT
VERY GOOD EXPERIENCE


[PHOTO]
Kay Collier-Pittman
Vice President,
Hotel Division
Collier Development Company Inc.
Pigeon Forge, Tennessee

    Specific initiatives by brand include:

 . COMFORT INNS & COMFORT SUITES
For the 1998 fiscal year, Choice will research, develop and implement a marketing plan to promote the Comfort trademark with a strong positioning as the leader in the limited-service category.

 . QUALITY INNS, HOTELS & SUITES
Choice is continuing to revitalize the Quality brand by emphasizing its competitive advantages including the Quality Executive Room, free in-room coffee, 100 percent satisfaction guarantee and Quality Sleeper mattress by Serta. To grow the brand, Choice is promoting the Quality Inn & Suites conversion package to owners of established, mid-priced properties.

 . CLARION INNS, HOTELS, SUITES & RESORTS
Development efforts will be focused in smaller metropolitan areas where the Clarion brand can compete most effectively. Choice will implement a 100 percent satisfaction guarantee for the brand effective October 1997 and a consistent guaranteed meetings program for participating Clarion hotels by Jan. 1, 1998.

 . SLEEP INN
A marketing campaign for the coming year will promote the brand's number-one ranking among all hotel chains for satisfaction, service and value, as rated by D.K. Shifflet & Associates.

     All development efforts will emphasize building more critical mass.

 . ECONO LODGE
Choice is in the process of implementing a betterment image program for the Econo Lodge brand that includes a 100 percent satisfaction guarantee for guests beginning Jan. 1, 1998, and systemwide completion of the Signature Exterior Renovation Program by June 1998.

     The renovation program has been highly successful, improving RevPAR, or revenue per available room, by 12.2 percent among the 153 hotels that have participated to date.

 . RODEWAY INN
The Rodeway Inn brand will continue to be positioned to consumers as "senior friendly" and to independent operators as an outstanding franchise alternative.

 . MAINSTAY SUITES
Plans to aggressively develop the MainStay Suites brand continue to be based on the strong demand for mid-priced, high-quality, extended-stay lodging nationwide.

 . CHOICE PICKS FOOD COURT
Consumer demand for branded, convenient food items, coupled with operator demand for efficient, labor-saving delivery systems, continue to drive development of Choice Picks Food Court, a customized modular food court system.

      Development sites were expanded during the year to include non-Choice hotels, outlet malls, high-volume retail stores, contract management companies, time-share resorts, hospitals, movie theaters and convenience stores.

      The first Choice Picks Food Courts located outside a lodging venue opened this year at shopping outlet centers in Georgia and Pennsylvania.


INCREASING MARKET PENETRATION ON A STRATEGIC BASIS

Choice's strategic plan empowers each new regional management team with responsibility for maximizing Choice's revenues and profitability by developing the right mix of brands and enhancing franchisee performance through the effective delivery of services.

     There are three key components to this strategy: 1) establishing regional profit-and-loss responsibility, 2) integrating geographic mapping and joint planning with franchisees and 3) enforcing quality assurance standards.

     By placing profit-and-loss responsibility in each region, Choice creates a natural balance between the need to expand the number of properties and the need to grow RevPAR for existing hotels.

     The corporate staff will continue to establish growth plans and revenue targets by brand. The regions will be responsible for implementing the plans and maximizing their respective areas of profitability.

 . A MARKET PLAN FOR DEVELOPMENT
By mapping the geographic location of existing hotels in a market and analyzing that area's trends, Choice plans to select the best sites for future development and the best brands to fit each site.

     Choice will give current franchisees the opportunity to develop each new site in their markets.

     Franchise service directors will be given incentives to rapidly solve quality assurance issues. Consumer input, physical inspections and complaints all will be factored into each hotel's quality review.

 . LOAN PROGRAM NURTURES EXISTING FRANCHISEES
The Company actively encourages Choice franchisees to develop more hotels. This has proved very successful over the years, with more than 50 percent of all new deals executed with existing franchisees.

     To advance that trend, the Company this year introduced a $100 million loan program financed by Salomon Brothers for multiple-unit franchisees who have distinguished themselves as outstanding operators.

     The program, offering loans of $1.5 to $6 million, enables developers to secure both construction and long-term financing in one package, eliminating the uncertainty associated with rolling construction financing into permanent mortgages.


IMPROVING MARGINS THROUGH INCREASED PRODUCTIVITY

The strategic plan seeks to improve the Company's competitive position through new revenue-generating and productivity programs and by providing franchisees the tools necessary to improve their RevPAR performance.

     Two key action plans for this plank include building immediately on the Company's success with strategic vendor partnerships and implementing property management systems in every Quality, Comfort, Clarion, Sleep Inn and MainStay Suites hotel by the year 2000.

 . THE POWER OF STRATEGIC PARTNERSHIPS
Choice's franchise system of 3,344 hotels worldwide and the more than 90 million guests it serves annually provide a powerful attraction to other major consumer organizations looking to work together for mutual benefit.

     Choice enjoys partnerships with a wide spectrum of companies including AT&T, Visa, American Express, Pizza Hut, Nortel, Lucent Technologies, H&R Block and Kodak, among others.

     Choice this year created a new department, the Partner Services Group, charged with establishing high-yield partnerships with outside companies to provide products and services to both Choice and its franchisees.

     Operating under a philosophy dubbed "4-Win," the new department seeks to develop alliances and partnerships that seek benefits for 1) franchisees, 2) corporate partners, 3) Choice, and 4) guests at Choice-brand hotels.

     The 4-Win approach is illustrated in a partnership negotiated this year with

[GRAPHIC OMITTED]

Dr. Bharat "Bart" Shah planted the seed of a small lodging empire when he purchased his first hotel in 1979. Today he and his son, Mitesh "Mit" Shah, have assembled a portfolio of 15 high-performing hotels throughout the Southeast.


Their first franchised hotel was an Econo Lodge hotel, which now is one of five Choice properties they manage including a Comfort Inn, two Comfort Suites and a Sleep Inn hotel.

Mit is bullish on Choice's new Profit Manager property management system, which one of his hotels tested as a beta site. "This new system is going to be a strong enhancement, a valuable tool for all Choice properties."

                    "We   selected   Choice   for  its  wide
                    distribution  and because it  introduced
                    some  of the  very  first  high-quality,
                    limited-service  brands.  Also, Choice's
                    advertising  campaigns have the greatest
                    distribution   in  the  industry."

                    "The relationships we have forged with
                    Choice over the last decade have a lot
                    of bearing in terms of our franchise
                    decisions for our new hotels."

ENHANCEMENT
WIDE DISTRIBUTION
HIGH QUALITY
GREATEST

[PHOTO OMITTED]

Mitesh Shah
Executive Vice President
Nobel Investment
Group Ltd.
Atlanta, Georgia

HIGH QUALITY
WIDE DISTRIBUTION

Maxwell House. The deal locked in extremely competitive prices, protecting franchisees from the explosion in coffee prices during the year.

     At the same time, Maxwell House won access to thousands of franchisees as potential new customers, hotel guests gained a trusted product and Choice benefitted by association with a major national brand.

     Similarly, Choice's partnership with AT&T for in-room long distance telephone service, Visa for bank card services and Serta for the exclusive Quality Sleeper mattress each have provided four-way wins.

 . A MAJOR PARTNERSHIP WITH DISNEY
In the spring of 1997, Choice signed an unprecedented partnership with the Walt Disney Company to promote the Comfort, Quality and Econo Lodge brands using clips and characters from Disney's new animated feature film, Hercules.

     Choice's partnership with Disney marks the first time the entertainment giant has entered into an alliance with a hotel company and the first time it has allowed its characters to perform in another company's commercials.

     In another first, Choice entered into an agreement to cross-sell the Walt Disney World theme park by transferring callers directly to park sales agents from Choice reservations centers.

 . A HOTEL-LEVEL INITIATIVE TO IMPROVE PROFITABILITY
Following months of intense research and development, the Company launched the most far-reaching and important technological initiative in its history: a proprietary property management system named Profit Manager by Choice Hotels.

     The state-of-the-art system is designed to help franchisees maximize profitability and compete more effectively by managing their rooms inventory, rates and reservations.

     Among its key benefits, the Profit Manager system synchronizes each hotel's inventory with the CHOICE 2001 reservation system, giving Choice reservation sales agents the ability to sell every last room at every hotel.

     The system also provides Choice and its franchisees with a sophisticated revenue management function that calculates and suggests optimum rates and length of stays based on each hotel's past performance and projected occupancy.

 . THE PROFIT MANAGER SYSTEM'S MULTIPLE BENEFITS
The Profit Manager system also captures important information about each guest, which will speed registration of frequent travelers and enable Choice to compile a systemwide database of guest histories and demographic information.

     The resulting database will allow Choice and its franchisees to craft highly targeted marketing campaigns designed to build repeat business. To outside potential partners and vendors, it will enhance the value of a partnership with Choice.

     In addition to its property management functions, the Profit Manager system includes an automated training component that will teach line-level employees about every aspect of hotel operations and reduce the need for off-site training.

     It is expected that Profit Manager systems will be installed in every Quality, Comfort, Clarion, Sleep Inn and MainStay Suites hotel by Jan. 1, 2000.

     Because the Profit Manager system requires a full-time link with the CHOICE 2001 reservation system, Choice negotiated an agreement on behalf of its franchisees to provide satellite communications for each hotel at a low monthly cost.

     In the long term, every franchisee is expected to reap significant savings from the satellite system because it eliminates expensive conventional telephone costs for CHOICE 2001 connections and credit card transactions.

 . CHOICE LAUNCHES NEW INTERNET SITE
Expanding on the successful operation of its consumer-oriented Internet site, Choice introduced a new site specifically designed to encourage travel agents to book more rooms and thereby drive more revenue to franchisees.

     The site, named Travel Agent City, automatically calculates commission payments, offers detailed information on special discounts and provides tips for travel agents to improve their profitability.

     As a measure of their importance to the Choice system, travel agents this year contributed $358 million to Choice franchises worldwide, a 24 percent increase over fiscal year 1996. Travel agents account for nearly 38 percent of all bookings made through the CHOICE 2001 reservation system.

 . INTERNET USAGE CLIMBS
Meanwhile, more Internet users than ever visited Choice's World Wide Web consumer site -- www.choicehotels.com -- and used it to make on-line bookings. The Internet site produced 24,346 room-night sales worth $1.5 million in gross room revenue during the year.

     Choice christened its home page "On the Road Online" during the year and introduced lively new graphics featuring suitcase celebrities featured in the Company's television commercials.

     A planned enhancement will allow users to map trips from the front door of their homes to the front doors of each hotel.

A PLAN TO GROW OVERSEAS OPERATIONS PROFITABLY

International expansion represents one of Choice's major growth opportunities. Choice is focusing on growth in high-potential key countries that are receptive to franchised lodging where brand equity can rapidly be established.

     The strategy is to build a solid foundation of quality partnerships through joint ventures with experienced owner-operators and master franchise agreements in cases where the partner has an existing base of hotel operations to build upon.

     Implementation of this plan is moving forward with the development of a comprehensive international marketing strategy and the establishment of an effective international franchise service delivery system.

 . DEVELOPING AN INTERNATIONAL MARKETING STRATEGY
International brand standards will be uniformly defined, and marketing programs will be designed for maximum impact on a country-by-country basis.

     Additionally, Choice will build sales through its recently launched global sales strategy by working with tour operators and travel agents and by leveraging existing resources such as the CHOICE 2001 reservation system and the worldwide sales force.

 . ESTABLISHING AN EFFECTIVE SERVICE
DELIVERY SYSTEM
The establishment of an effective international franchise service delivery system is founded on the need to deliver franchising "know-how" to Choice's overseas partners.

     Choice will create an international structure parallel with its domestic organization that will deliver personalized service to each of its international franchises while enforcing standards and driving franchisee RevPAR performance.

SATISFACTION
GUARANTEE
SUPPORT
BRAND AWARENESS


Franchising proved to be a winning growth strategy for Musselman & Musselman Inc., which grew from two hotels to 14 in seven short years thanks to the power of brands like Comfort Inn, Comfort Suites and Sleep Inn.

The Musselmans constructed their first Comfort Inn south of Louisville in 1993, beginning a profitable relationship with Choice. Since that time they welcomed Tom Musselman Jr. into the company and built another Comfort Inn, two Comfort Suites and two Sleep Inn hotels.

For the future, the company plans to expand into Tennessee and Indiana and develop more hotels including Sleep Inn, a brand that Chester says "fits nicely in well-developed markets because it's a different concept."

          "In order to obtain financing, you need a big company backing you and good name awareness," said Chester Musselman, president and chief executive officer, who joined his father, Tom Musselman Sr., in 1990 to jump-start the company's growth.


                    "We chose Comfort and Sleep for brand awareness and the support provided by the Choice system. We like the concept, especially the 100 percent satisfaction guarantee. It's worked great for us."

[PHOTO OMITTED]

BRAND AWARENESS
SATISFACTION GUARANTEE


Chester Musselman
President and
Chief Executive Officer
Musselman &
Musselman Inc.
Louisville, Kentucky

LEVERAGING THE SPINOFF OF FRANCHISE OPERATIONS FROM COMPANY-OWNED REAL ESTATE

A tax-free spinoff to shareholders expected to be completed in the fall of 1997 will separate the Company's franchising and real estate operations, creating two separate publicly traded companies.

     After the spinoff, the franchising company will retain the name Choice Hotels International. It will focus exclusively on franchising and intends to pursue potential acquisition opportunities both inside and outside of the lodging industry.

     A critical criterion for any acquisition opportunity is that it be a "good fit" with Choice, either by complementing the Company's existing businesses or by leveraging its core competencies in franchising.

     The new real estate company will be named Sunburst Hospitality Corporation. Following the spinoff, it will pursue a four-part strategy: 1) optimize the operating performance and value of its existing portfolio through the consistent application of high-quality sales, marketing and operating programs; 2) capitalize on the under-served, high-growth, mid-priced, extended-stay all-suite segment with the development of MainStay Suites hotels; 3) develop other high-quality, consumer-focused products such as the Sleep Inn brand; and 4) pursue the opportunistic acquisition of existing hotels where substantial value can be created.

     Through a strategic alliance, Sunburst also will continue to help Choice create and test new products and success systems for the benefit of its franchisees.

 . A CINDERELLA STORY
The Company's real estate business truly is a Cinderella story.

     It began in 1992 with just 12 hotels and $39.8 million in revenue and, by capitalizing on the soft real estate market, grew to 71 hotels in the United States with 10,330 rooms that generated $168 million in revenue this year.

     The majority of the hotels were acquired by the Company since 1992 at prices below their replacement cost. All have benefitted from the Company's investment of capital that has been used to substantially renovate and upgrade the properties.

     Since 1993, real estate division revenues have grown at a compound annual rate of 43.4 percent. At the same time, gross margins improved from 27.6 percent in 1993 to 36.5 percent four years later.

     The division this year constructed and opened four Sleep Inn hotels in North Carolina and Texas as well as Choice's first MainStay Suites hotel in Plano, Texas. In addition, the division acquired two hotels with a total of 324 rooms in Florida and North Carolina.

    The division this year improved the RevPAR performance of its portfolio by
9.9 percent to an average $40.96 based on an average daily rate of $59.62.

     All of the division's hotels are part of the Choice brand family. They operate in one of the three principal segments of the lodging industry: all-suite, full service and limited service.

[GRAPHIC OMMITTED]

PICTURED:
 . Proposed Sunburst Hospitality Corporation Senior Officers - From left are Kevin Hanley, Senior Vice President, Real Estate & Development; Antonio DiRico, President & Chief Operating Officer; Donald J. Landry, Vice Chairman & Chief Executive Officer; and Ed Kubis, Senior Vice President, General Counsel & Secretary.

Financial Information

TABLE OF CONTENTS

Management Discussion & Analysis..................  22

Report of Independent Public Accountants.........   27

Consolidated Financial Statements................   28

Notes to Consolidated Financial Statements.......   32

MANAGEMENT DISCUSSION & ANALYSIS
Choice Hotels International Inc. and Subsidiaries

The Company is one of the largest hotel franchisors in the world with 3,344 hotels open and 820 under development representing 355,127 rooms in 33 countries. The Company franchises hotels under the Comfort, Quality, Econo Lodge, Sleep Inn, Clarion, Rodeway Inn and MainStay Suites brand names. The Company also owns and manages 85 hotels operated under the Company's franchised brand names in the United States and Europe, with 20 additional hotels under construction or development.

On Nov. 1, 1996, the Company became an independent corporation as a result of a tax-free distribution from its Parent, Manor Care Inc.

COMPARISON OF FISCAL YEAR 1997 OPERATING RESULTS VS. FISCAL YEAR 1996 OPERATING RESULTS The Company recorded net income of $40.9 million for the year ended May 31, 1997 ("fiscal year 1997"), an increase of $32.4 million, compared with net income of $8.5 million for the year ended May 31, 1996 ("fiscal year 1996"). Net income before extraordinary item for fiscal year 1997 was $42.0 million, an increase of $13.4 million (or 46.9%) compared with net income of $28.6 million, excluding the net effect of an asset impairment and restructuring charge for fiscal year 1996. The increase in income for fiscal year 1997 was primarily attributable to an increase in franchise and hotel operations revenue as a direct result of the addition of new franchisees to the Company's franchise system and new hotels added to the Company's portfolio of owned and operated hotels.

Consolidated revenues increased $51.6 million or 13.6% to $429.9 million in fiscal year 1997 from $378.3 million in fiscal year 1996. Franchise revenues increased 9.2% to $244.2 million in 1997, an increase of $20.6 million over 1996 revenue of $223.6 million. Owned hotel revenue increased 20.2% in 1997, an increase of $31.2 million over 1996 revenue of $154.6 million.

Franchising Operations

In operating the franchise business, the Company collects marketing and reservation fees and assessments from its franchisees. The Company is contractually obligated to disburse these fees for marketing and reservation activities to be provided on behalf of its franchisees. Management therefore analyzes its franchise business based on revenues net of marketing and reservation fees ("net franchise revenues") and expenses net of marketing and reservation expenses.

Net franchise revenues include base royalty fees, initial fees earned on contracts signed and other revenues including strategic vendor fees. Net franchise revenues are dependent upon additional franchise properties in the system as well as the underlying performance of the hotels for continued growth. The key industry standard for measuring operating performance is revenue per available room, or RevPAR, which is calculated by multiplying the percentage of occupied rooms by the average daily room rate realized.

The Company's net franchise revenues were $121.9 million for fiscal year 1997 and $106.9 million for fiscal year 1996.

Total net franchise revenues are computed as follows:

(In millions)                                  1997     1996
                                              ------   ------
Total franchise revenues................      $244.2   $223.6

Less:marketing and reservation fees.....       (99.5)   (95.1)

      product sales.....................       (22.8)   (21.6)
                                              ------   ------
Total net franchise revenues............      $121.9   $106.9
                                              ======   ======

Royalties increased $7.9 million to $90.4 million from $82.5 million in 1996, an increase of 9.6%. The increase in royalties is attributable to a net increase of 292 franchisees during the period representing an additional 21,578 rooms added to the system, an improvement in domestic RevPAR of 2.9% and an increase in the effective royalty rate of the domestic hotel system to 3.43% from 3.34%. Initial fee revenue generated from domestic franchise contracts signed increased 14.8% to $14.0 million from $12.2 million in 1996. Total franchise agreements signed in fiscal year 1997 were 495, up 14% from the total contracts signed in fiscal year 1996 of 436. Revenues generated from strategic vendor relationships increased to $6.1 million from $1.8 million in 1996. This revenue relates to agreements that provide preferred vendors access to Company's franchisees.

The cost to operate the franchising business is reflected in selling, general and administrative costs. Of the total consolidated selling, general and administrative expenses, $51.1 million relates directly to the franchise business with the remainder of $4.0 million attributable to the Company's owned and operated hotels. Total selling, general and administrative expenses of the franchise business increased 13.1% over 1996 franchise costs of $45.2 million. $4.8 million of the increase was directly attributable to additional costs of operating as an independent company apart from Manor Care. These additional costs are primarily additional staffing, incremental rental expenses and consulting fees as the Company assumed certain administrative tasks previously provided by Manor Care. The remaining increases in selling, general and administrative expenses were primarily due to additional personnel to support company growth and new company initiatives. As a percentage of total net franchising revenues, total franchising selling, general and administrative expenses were 41.9% in fiscal year 1997 and 42.3% in fiscal year 1996. Exclusive of the $4.8 million increase resulting from the distribution, as a percentage of net franchising revenues, selling, general and administrative expenses declined to 37.9% in fiscal year 1997 from 42.3% in fiscal year 1996. The improvement in the franchising margins primarily relates to the economies of scale generated from operating a larger franchisee base.

PRODUCT SALES

Sales made to franchisees through the Company's group purchasing program increased $1.2 million to $22.8 million in fiscal year 1997 from $21.6 million in fiscal year 1996. The group purchasing program consists of the Company's utilization of bulk purchases to obtain favorable pricing from third-party vendors for franchisees ordering similar products. The Company acts as a clearinghouse between the franchisee and the vendor, and most orders are shipped directly to the franchisee.

Product cost of sales increased $2.1 million or 9.9% in fiscal year 1997. The product services margins decreased in fiscal year 1997 to 0.1% from 4.0% in fiscal year 1996. This purchasing program is provided to the franchisees as a service and is not designed to be a major component of the Company's profitability.

HOTEL OPERATIONS

Hotel operations revenue consists principally of guest room revenue, meeting room revenue and food-and-beverage revenue from owned and operated hotels. The Company's hotel operations revenues were $185.8 million for fiscal year 1997, up 20.2% from $154.6 million for fiscal year 1996. The increases in revenue were primarily the result of additional room capacity achieved through hotel acquisitions and the construction of new hotels. Overall average daily room rates increased 6.5% from fiscal year 1996 to fiscal year 1997, and occupancy increased 3.2% over the corresponding period. Domestic RevPAR increased to $40.96 from $37.28, an improvement of 9.9%. Increases in food-and-beverage sales of $2.2 million in fiscal year 1997 also contributed to revenue growth.

Hotel operations expenses increased $11.1 million or 9.5% in fiscal year 1997 resulting primarily from the addition of six hotels during the year and to a lesser extent a $1.3 million increase in food-and-beverage costs. Hotel operating margins increased to 31.3% in fiscal year 1997 from 24.7% in fiscal year 1996 primarily due to increased RevPAR.

OTHER EXPENSES

Depreciation and amortization increased $3.7 million or 14.3% to $29.8 million in fiscal year 1997 from $26.1 million in fiscal year 1996. The increase was primarily due to acquisitions and renovations of hotels.

In fiscal year 1996, the Company recorded a charge against earnings of $33.3 million relating to impairment of certain long-lived assets and restructuring costs. The most significant components of the charge related to impairment of assets associated with the Company's European operations and certain restructuring costs, including severance and employee benefit plan restructuring costs directly associated with the distribution.

Interest expense increased $2.3 million or 9.6% as a result of increased borrowings under the Company's revolving credit facility. These funds were primarily used to support the stock repurchase program. Offsetting interest expense was $943,000 of dividend income recognized from the Company's preferred stock investment in Friendly Hotels PLC.

COMPARISON OF FISCAL YEAR 1996 OPERATING RESULTS VS. FISCAL YEAR 1995 OPERATING RESULTS

Net income for fiscal year 1996 was $8.5 million compared with $16.8 million for fiscal year 1995. Excluding the asset impairment and restructuring charge for fiscal year 1996, net income was $28.6 million, an increase of $11.8 million or 70.2% compared with net income of $16.8 million for fiscal year 1995.

FRANCHISING OPERATIONS

The Company's net franchise revenues were $106.9 million for fiscal year 1996 and $92.4 million for fiscal year 1995.

Total net franchise revenues are computed as follows:

(In millions)                                  1996     1995
                                              ------   ------
Total franchise revenues................      $223.6   $188.0

Less:marketing and reservation fees.....       (95.1)   (81.1

      product sales.....................       (21.6)   (14.5)
                                              ------   ------
Total net franchise revenues............      $106.9  $  92.4
                                              ======   ======

Royalties increased $9.6 million to $82.5 million in 1996 from $72.9 million in 1995, an increase of 13.0%. The increase in royalties is attributable to a net increase of 217 franchisees during the period representing an additional 15,787 rooms added to the system, an improvement in domestic RevPAR of 5.1% and an increase in the effective royalty rate of the domestic hotel system to 3.34% from 3.20%. Initial fee revenue generated from franchise contracts signed increased 37.8% to $13.5 million in 1996 from $9.8 million in 1995. Total franchise agreements signed in 1996 were 436, up 21.4% from the total contracts signed in 1995 of 359.

The cost to operate the franchising business is reflected in selling, general and administrative costs. Of the total consolidated selling, general and administrative expenses in fiscal year 1996, $45.2 million relates directly to the franchise business with the remainder of $2.3 million attributable to the Company's operating hotels. This compares with fiscal year 1995 selling, general and administrative expenses of $45.6 million for the franchise business. As a percentage of total net franchising revenues, total franchising selling, general and administrative expenses in fiscal year 1996 declined to 42.3% from 49.4% in fiscal year 1995. The improvement in the franchising margins primarily relates to the economies of scale generated from operating a larger franchise base.

PRODUCT SALES

Sales made to franchisees through the Company's group purchasing program increased $7.1 million to $21.6 million in fiscal year 1996 from $14.5 million in fiscal year 1995. The group purchasing program consists of the Company's utilization of bulk purchases to obtain favorable pricing from third-party vendors for franchisees ordering similar products. The Company acts as a clearinghouse between the franchisee and the vendor, and most orders are shipped directly to the franchisee.

Similarly, product cost of sales increased $6.8 million or 49.2% in fiscal year 1996. The product services margins remained stable in fiscal year 1996 at 4.0%. This purchasing program is provided to the franchisees as a service and is not designed to be a major component of the Company's profitability.

HOTEL OPERATIONS

Hotel operations revenue consists principally of room revenue, meeting room revenue and food-and-beverage revenue from owned and operated hotels. The Company's hotel operations revenues were $154.6 million for fiscal year 1996 and $114.5 million for fiscal year 1995. Hotel operations revenue increased 35.0% primarily as a result of additional room capacity achieved through hotel acquisitions and the construction of new hotels. Overall average daily room rates increased 8.0% from fiscal year 1995 to fiscal year 1996. Overall occupancies were 64.8% in fiscal year 1996 compared with 64.1% in fiscal year 1995. Domestic RevPAR improved to $37.28 from $34.40, an increase of 8.4%. The improved performance of the Company-owned hotels was a result of marketing efforts in both new and existing markets as well as a general strengthening of lodging industry fundamentals.

Hotel operations expenses increased $26.9 million or 30.0% in fiscal year 1996 resulting primarily from the addition of 17 operating hotels during the year. Hotel operating margins increased to 24.7% in fiscal year 1996 from 21.7% in fiscal year 1995, primarily due to higher occupancies in the newly renovated and repositioned acquired hotels.

OTHER EXPENSES

Depreciation and amortization increased $4.2 million or 19.3% to $26.1 million in fiscal year 1996 from $21.8 million in fiscal year 1995. The increase was primarily due to acquisitions and renovations of hotel properties.

In fiscal year 1996, the Company recorded a charge against earnings of $33.3 million relating to impairment of certain long-lived assets and restructuring costs. The most significant components of the charge related to impairment of assets associated with the Company's European operations and certain restructuring costs, including severance and employee benefit plan restructuring costs, directly associated with the Manor Care distribution.

The increase in interest expense results from increased borrowings from Manor Care to support hotel development. See the Liquidity and Capital Resources discussion below and the related Notes to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that cash flows from operations and third-party financing sources are sufficient to support on-going operations, capital expenditures and debt service requirements for the immediate future. Management is currently considering options, including renegotiating its credit facility, to secure long-term financing to meet the debt requirements in fiscal years 1998 and 2000 as well as working capital and business development needs.

Net cash provided by operating activities was $87.2 million for fiscal year 1997, an increase of $31.5 million or 56.6% from $55.7 million in fiscal year 1996. At May 31, 1997, the Company had $372.0 million of long-term debt outstanding, of which $27.9 million and $215.9 million mature during fiscal years 1998 and 2000, respectively.

On April 23, 1997, the Company, through its indirect subsidiary, First Choice Properties, completed an offering of $117.5 million multi-class mortgage pass-through certificates, which are non-recourse and collateralized by 36 hotel properties owned by the Company. The certificates bear a 7.8% interest rate, and have a final maturity of May 5, 2012. The Company used the proceeds to repay $110.0 million of the $225.7 million 9% long-term note payable to Manor Care. The Company incurred a prepayment penalty of $1.1 million, net of taxes, as a result of this prepayment and has recognized that amount as an extraordinary loss in the accompanying consolidated income statement.

On October 30, 1996, the Company entered into a $100.0 million competitive advance and multi-currency revolving credit facility provided by a group of seven banks. This facility provides that up to $75.0 million is available for borrowings in foreign currencies. On May 5, 1997, the Company increased the size of this facility from $100.0 million to $125.0 million. Borrowings under the additional $25.0 million are due on Dec. 31, 1997, and accordingly $25 million is classified as current on the consolidated balance sheet. The Company's working capital ratio was .54 and .85 at May 31, 1997, and 1996, respectively. The Company will utilize its revolving credit facility to meet seasonal fluctuations in working capital requirements.

Total capital expenditures, including expenditures for the development of Sleep Inn and MainStay Suites hotels, were $84.7 million in fiscal year 1997. The Company plans capital expenditures for development of Sleep Inn and MainStay Suites hotels of $69 million and $32 million in fiscal years 1998 and 1999, respectively. These amounts include expected capital expenditures relating to the construction of seven Sleep Inn hotels and 19 MainStay Suite hotels over the next two fiscal years. Planned capital expenditures for routine maintenance and renovation of existing properties are $13.5 million and $14.4 million for fiscal years 1998 and 1999, respectively. Management will also pursue additional acquisitions of significantly under-valued hotel properties.

During fiscal year 1996, the Company invested approximately $17.1 million in the capital stock of Friendly Hotels PLC.

During the 1997 fiscal year, the Company repurchased 3,684,100 shares of its outstanding common stock at a total cost of $53.2 million. The Company's board of directors has authorized the repurchase of up to six million shares of its outstanding common stock. The Company expects to repurchase shares from time to time in the open market, subject to market conditions and limitations within the Company's credit facilities. The repurchased shares are held in treasury and may be used by the Company for general corporate purposes, including future acquisitions and the Company's stock-based employee and director benefit plans.

FORWARD-LOOKING STATEMENTS

The statements contained in this annual report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

A number of important factors could cause the Company's actual results for future periods to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

These factors include, among other things: the Company's limited operating history and uncertainty as to the Company's future profitability; the ability to meet construction and development schedules and budgets; the uncertainty as to the consumer demand for extended-stay lodging; increasing competition, particularly in the extended-stay lodging market; the ability to integrate and successfully operate acquired properties and the risks associated with such properties; the ability to obtain financing on acceptable terms to finance the Company's growth strategy; and general economic conditions as they may impact the overall lodging industry.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of Choice Hotels International Inc.:

We have audited the accompanying consolidated balance sheets of Choice Hotels International Inc. and subsidiaries (a Delaware corporation), as of May 31, 1997, and 1996, and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended May 31, 1997, and stockholders' equity for the seven months ended May 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Choice Hotels International, Inc. as of May 31, 1997, and 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP



/s/ Arthur Andersen
-------------------
Washington, D.C.,
June 24, 1997

CONSOLIDATED INCOME STATEMENTS
Choice Hotels International Inc. and Subsidiaries

Fiscal years ended May 31 (in thousands, except per share amounts)    1997           1996            1995
                                                                      ====           ====            ====
REVENUES

Franchise.......................................................... $244,176       $223,634        $188,021
Hotel operations...................................................  185,753        154,625         114,514
                                                                    --------------------------------------------
Total revenues.....................................................  429,929        378,259         302,535
                                                                    ============================================

OPERATING EXPENSES
Franchise marketing and reservation................................   96,725         92,446          78,648
Hotel operations...................................................  127,599        116,481          89,608
Selling, general and administrative................................   55,132         47,543          46,504
Product services cost of sales.....................................   22,766         20,709          13,875
Depreciation and amortization......................................   29,797         26,062          21,841
Provision for asset impairment and restructuring...................       --         33,335              --
                                                                    --------------------------------------------
Total operating expenses...........................................  332,019        336,576         250,476
                                                                    --------------------------------------------
Income before other expenses and income taxes......................   97,910         41,683          52,059
                                                                    --------------------------------------------

OTHER EXPENSES
Interest expense, net..............................................   25,686         24,293          19,904
Minority interest..................................................       --          1,532           2,200
                                                                    --------------------------------------------
Total other expenses...............................................   25,686         25,825          22,104
                                                                    --------------------------------------------

Income before income taxes.........................................   72,224         15,858          29,955
Income taxes.......................................................   30,200          7,400          13,144
                                                                    --------------------------------------------
Net income before extraordinary item...............................   42,024          8,458          16,811
                                                                    --------------------------------------------
Extraordinary item-- loss from early
extinguishment of debt (net of $747 tax benefit)...................    1,144             --              --
                                                                    --------------------------------------------
Net income.........................................................  $40,880        $ 8,458        $ 16,811
                                                                    ============================================

Pro forma earnings per share before extraordinary item.............  $  .67          $ .14           $ .27
Pro forma extraordinary item per share.............................    (.02)            --              --
                                                                     -------------------------------------------
Pro forma earnings per share.......................................  $  .65          $ .14           $ .27
                                                                     -------------------------------------------
Pro forma weighted average shares outstanding......................  $62,680         62,628          62,480
                                                                     ===========================================


CONSOLIDATED BALANCE SHEETS
Choice Hotels International Inc. and Subsidiaries

As of May 31 (in thousands)                                                     1997              1996
                                                                                ----              ----
ASSETS
Current assets
Cash and cash equivalents................................................     $ 10,825         $ 4,539
Receivables (net of allowance for doubtful accounts
of $6,744 and $4,824 respectively).......................................       31,981          28,008
Inventories..............................................................        1,350             757
Current deferred income tax benefit......................................        1,069           1,266
Prepaid expenses.........................................................          934           3,005
Other....................................................................        7,227           3,370
                                                                              ------------------------
Total current assets.....................................................       53,386          40,945
Property and equipment, at cost, net of  accumulated depreciation........      370,244         305,520
Goodwill, net of accumulated amortization................................       69,938          65,377
Franchising rights, net of accumulated amortization......................       50,504          53,138
Investment in Friendly Hotels PLC........................................       17,161          17,069
Other assets.............................................................       11,883           9,255
                                                                              ------------------------
Total assets.............................................................     $573,116        $491,304
                                                                              ========================

LIABILITIES AND EQUITY

Current liabilities
Current portion of mortgages and long-term debt..........................     $ 27,954          $  669
Accounts payable.........................................................       42,489          22,328
Accrued expenses.........................................................       26,932          23,570
Income taxes payable.....................................................        2,099           1,810
                                                                              ------------------------
Total current liabilities................................................       99,474          48,377
Mortgages and other long-term debt.......................................      228,326          68,469
Notes payable to Manor Care Inc..........................................      115,723         225,723
Deferred income taxes ($4,192, and $0, respectively)
and other liabilities ...................................................        5,106           1,176
                                                                              ------------------------
Total liabilities........................................................      448,629         343,745


Common stock.............................................................          639              --
Additional paid-in-capital...............................................      167,163              --
Cumulative translation adjustment........................................       (7,018)             --
Retained earnings........................................................       17,075              --
Investments and advances from Manor Care Inc.............................           --         147,559
                                                                              ------------------------
Total paid-in capital and retained earnings..............................      177,859         147,559
                                                                              ------------------------
Less: treasury stock.....................................................      (53,372)             --
                                                                              ------------------------
Total stockholders' equity...............................................      124,487         147,559
                                                                              ------------------------
Total liabilities and stockholders' equity...............................     $573,116        $491,304
                                                                              ========================


Consolidated Statement of Cash Flows
Choice Hotels International Inc. and Subsidiaries

Fiscal years ended May 31 (in thousands)                                          1997           1996           1995
                                                                                -------        -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income...............................................................     $  40,880       $  8,458        $ 16,811
Reconciliation of net income to net cash provided by
operating activities:
Depreciation and amortization............................................        29,797         26,062          21,841
Amortization of debt discount............................................            29             34             171
Provision for bad debts, net.............................................         2,798            974             906
Increase (decrease) in deferred taxes....................................         6,289        (12,885)            827
Loss on sale of operating hotel..........................................           220            584              --
Provision for asset impairment...........................................            --         28,160              --
Change in assets and liabilities:
Change in receivables....................................................        (6,771)        (7,036)         (4,529)
Change in inventories and other current assets...........................        (2,379)        (3,204)          3,748
Change in current liabilities............................................        17,845         10,922           5,691
Change in income taxes payable...........................................           289          1,176             634
Change in other liabilities..............................................        (1,831)         2,443           1,803
                                                                              ----------------------------------------
Net cash provided by operating activities................................        87,166         55,688          47,903
                                                                              ----------------------------------------
Cash Flows From Investing Activities
Investment in property and equipment.....................................       (84,748)       (53,472)        (34,889)
Acquisition of operating hotels..........................................        (5,550)       (49,617)        (59,766)
Proceeds from sale of operating hotels...................................         2,522          5,479              --
Purchase of minority interest............................................        (2,494)       (55,269)             --
Investment in Friendly Hotels PLC........................................            --        (17,069)             --
Other items, net.........................................................       (11,017)          (248)          1,595
                                                                              ----------------------------------------
Net cash utilized by investing activities................................      (101,287)      (170,196)        (93,060)
                                                                              ----------------------------------------
Cash Flows From Financing Activities
Proceeds from mortgages and other long-term debt.........................       239,108         17,296          15,567
Principal payments of debt...............................................       (51,995)          (810)        (16,382)
Principal payments on notes payable to Manor Care Inc....................      (110,000)            --              --
Proceeds from notes payable to Manor Care Inc............................            --         27,201          51,461
Proceeds from issuance of common stock...................................         3,410             --              --
Purchases of treasury stock..............................................       (53,150)            --              --
Advances (to) from Manor Care Inc., net..................................        (6,966)        73,272          (6,190)
                                                                              ----------------------------------------
Net cash provided by financing activities................................        20,407        116,959          44,456
                                                                              ----------------------------------------
Net change in cash and cash equivalents..................................         6,286          2,451            (701)
Cash and cash equivalents at beginning of period.........................         4,539          2,088           2,789
                                                                              ----------------------------------------

Cash and cash equivalents at end of period...............................     $  10,825       $  4,539         $ 2,088
                                                                              ========================================


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Choice Hotels International Inc. and Subsidiaries

(in thousands except share amounts)                Common Stock          Additional   Translation     Retained     Treasury
                                                Shares       Amount   Paid-in-Capital Adjustment      Earnings      Stock
                                                ------       ------   --------------------------      --------      -----
Distribution from
Manor Care Inc.,
Nov. 1, 1996.............................       63,081,129     $631       $162,512       $(1,750)         $ --         $--

Net income...............................               --       --             --            --        40,880          --

Transfers to Manor Care Inc..............               --       --             --            --       (23,805)         --

Exercise of stock options/
grants...................................          781,542        8          4,651            --            --          --

Translation adjustment...................               --       --             --        (5,268)           --          --

Treasury purchases.......................       (3,697,724)      --             --            --            --     (53,372)
                                              -----------------------------------------------------------------------------

Balance, May 31, 1997....................       60,164,947     $639       $167,163       $(7,018)     $ 17,075    $(53,372)
                                              =============================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Choice Hotels International Inc. and Subsidiaries

Summary of Significant
Accounting Policies

BASIS OF PRESENTATION

On March 7, 1996, Manor Care Inc. ("Manor Care") announced its intention to proceed with the separation of its lodging business from its health-care business through a spinoff of its lodging business (the "Manor Care distribution"). On Sept. 30, 1996, the board of directors of Manor Care declared a special dividend to its stockholders of one share of common stock of Choice Hotels International Inc. (the "Company") for each share of Manor Care stock, and the board set the record date and the distribution date. The stock distribution was made on Nov. 1, 1996, to holders of record of Manor Care's common stock on Oct. 10, 1996.

The Manor Care distribution separated the lodging and health-care businesses of Manor Care into two public corporations. The operations of Choice Hotels International Inc. consist principally of the hotel franchise operations and the owned and managed hotel operations formerly conducted by Manor Care directly or through its subsidiaries. On Nov. 1, 1996, concurrent with the Manor Care distribution, the Company changed its name from Choice Hotels Holdings Inc. to Choice Hotels International Inc., and the Company's franchising subsidiary, formerly named Choice Hotels International Inc., changed its name to Choice Hotels Franchising Inc.

On April 29, 1997, Choice Hotels International Inc., announced its intention to proceed with the separation of its domestic owned and operated hotels from its franchising and European hotel business through a spinoff of its franchising business (the "distribution"). The Company's board of directors voted to approve, in principle, the distribution subject to receipt of other approvals and consents and satisfactory implementation of the arrangements for the distribution. The Company intends to consummate the distribution in the second quarter of fiscal year 1998 through a special dividend to its stockholders of one share of common stock of Choice Hotels Franchising Inc. ("Franchising") for each share of Company common stock. The distribution is conditional upon certain matters, including declaration of the special dividend by the Company's board of directors, receipt of a ruling from the Internal Revenue Service that the distribution will be tax-free and approval by the Company's stockholders of the special dividend and of the proposed reverse stock split of the Company post-distribution. It is anticipated that upon the distribution, the Company will change its corporate name to Sunburst Hospitality Corporation and Choice Hotels Franchising Inc. will change its name to Choice Hotels International Inc.

As of May 31, 1997, Franchising had franchise agreements with 3,344 hotels operating in 33 countries under the following brand names: Comfort, Clarion, Sleep Inn, Quality, Rodeway Inn, MainStay Suites and Econo Lodge. Franchising also owns or manages 14 hotels in Germany, France and England. Following the distribution, the operations of Franchising will consist principally of the hotel franchise operations and the hotel operations in Europe. As of May 31, 1997, the Company owned and managed 71 hotels throughout the United States.

The consolidated financial statements present the financial position, results of operations and cash flows of the Company as if it were formed as a separate entity of Manor Care for all periods presented. Manor Care's historical basis in the assets and liabilities of the Company has been carried over to these financial statements. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated. Changes in the investments and advances from Manor Care represent the net income of the Company plus the net change in cash transferred between the Company and Manor Care.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

PRO FORMA EARNINGS PER SHARE (UNAUDITED)

The pro forma earnings per common share is computed by dividing net income by the pro forma weighted average number of outstanding common shares. The pro forma weighted average number of outstanding common shares is based on Manor Care's weighted average number of outstanding common shares for each of the periods prior to the Manor Care distribution and its own shares outstanding subsequent to Nov. 1, 1996.

REVENUE RECOGNITION

The Company enters into numerous franchise agreements committing to provide licensees with various marketing services, a centralized reservation system and limited rights to utilize the Company's registered trade names. These agreements are typically for a period of 20 years, with certain rights to the franchisee to terminate after five, 10 or 15 years. Initial franchise fees are recognized upon sale because the initial franchise fee is non-refundable, and the Company has no continuing obligations related to the franchisee.

Royalty fees, based on gross room revenues of each franchisee, are recorded when earned. Reserves for uncollectible accounts are charged to bad debt expense and included in selling, general and administrative expenses in the accompanying consolidated income statements.

The Company assesses franchisees monthly fees related to marketing and reservations that are expended for national advertising, marketing and selling activities and the operation of a centralized reservation system.

Franchise revenue is composed of the following:

                                         May 31
(In thousands)                1997         1996        1995
                          =================================
Royalties.............    $ 90,355     $ 82,530    $ 72,982
Marketing and
reservation
revenue...............      99,521       95,133      81,083
Initial fees and other      31,502       24,401      19,495
Product sales.........      22,798       21,570      14,461
                          ---------------------------------
Total.................    $244,176     $223,634    $188,021
                          =================================

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

                                                May 31
(In thousands)                             1997        1996
                                       ====================
Land...............................    $ 56,945    $ 49,088
Building and improvements..........     270,840     237,695
Furniture, fixtures and
equipment..........................      79,407      63,893
Hotels under construction..........      36,633      18,224
                                       --------------------
 ...................................     443,825     368,900
Less: accumulated depreciation.....     (73,581)    (63,380)
                                       --------------------
                                       $370,244    $305,520
                                       ====================

Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

Building and improvements                       10-40 years
Furniture, fixtures and equipment                3-20 years

MINORITY INTEREST

Prior to May 31, 1996, certain former members of the Company's management had a minority ownership interest in Choice Hotels Franchising Inc., a majority-owned subsidiary. Amounts reflected as minority interest represent the minority owners' share of income in Choice Hotels Franchising Inc. As of May 31, 1997, the Company had repurchased all of the outstanding minority ownership interest.

GOODWILL

Goodwill primarily represents an allocation of the excess purchase price of the stock of Choice Hotels Franchising Inc. over the recorded minority interest. Goodwill is being amortized on a straight-line basis over 40 years. Such amortization amounted to $1.9 million in the year ended May 31, 1997, $1.1 million in the year ended May 31, 1996, and $598,000 in the year ended May 31, 1995. Goodwill is net of accumulated amortization of $5.0 million and $3.1 million at May 31, 1997, and 1996, respectively.

FRANCHISE RIGHTS

Franchise rights are an intangible asset and represent an allocation in purchase accounting for the value of long-term franchise contracts. The majority of the balance resulted from the Econo Lodge and Rodeway Inn acquisitions made in fiscal year 1991. Franchise rights acquired are amortized over an average life of 26 years. Amortization expense for the fiscal years ended May 31, 1997, 1996, and 1995 amounted to $2.9 million, $2.6 million and $2.6 million, respectively. Franchise rights are net of accumulated amortization of $14.0 million and $11.1 million at May 31, 1997, and 1996, respectively.

SELF-INSURANCE PROGRAM

The Company maintains its own self-insurance program for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs are accrued at present values based on actuarial projections for known and anticipated claims.

Prior to the Manor Care distribution, the Company participated in Manor Care's self-insurance program for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs were accrued at present values based on actuarial projections for known and anticipated claims. All accrued self-insurance costs through Nov. 1, 1996, were assumed by Manor Care and have been treated as paid to Manor Care and, as such, amounts paid to Manor Care up to Nov. 1, 1996, have been charged directly to Investments and advances from Manor Care.

IMPAIRMENT POLICY

The Company evaluates the recoverability of long-lived assets, including franchise rights and goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured based on net, undiscounted expected cash flows. Assets are considered to be impaired if the net, undiscounted expected cash flows are less than the carrying amount of the assets. Impairment charges are recorded based upon the difference between the carrying value of the asset and the expected net cash flows, discounted at an appropriate interest rate.

CAPITALIZATION POLICIES

Major renovations and replacements are capitalized to appropriate property and equipment accounts. Maintenance, repairs and minor replacements are charged to expense.

FOREIGN OPERATIONS

Revenues generated by foreign operations for the fiscal years ended May 31, 1997, 1996 and 1995 were $27.5 million, $29.9 million and $29.2 million, respectively. Losses were generated by foreign operations for the fiscal years ended May 31, 1997, 1996 and 1995 of $1.8 million, $19.4 million and $5.7 million, respectively. Losses generated by foreign operations for fiscal year 1996 include a $15.0 million net charge relating to a provision for asset impairment. The majority of the revenues and losses of foreign operations relate to the Company's European business operations. Total net assets relating to foreign operations were $48.8 million and $56.8 million at May 31, 1997, and 1996, respectively. Translation gains and losses are recorded in the cumulative translation adjustment account and are included in Investments and advances from Manor Care prior to Nov. 1, 1996, in the accompanying consolidated balance sheets as follows:


(In thousands)
Balance, May 31, 1994............................    $  (31)
Net adjustments..................................       740
                                                     ------
Balance, May 31, 1995............................       709
Net adjustments..................................    (2,459)
                                                     ------
Balance, May 31, 1996............................    (1,750)
Net adjustments..................................    (5,268)
                                                     ------
Balance, May 31, 1997............................   $(7,018
                                                     ======

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

INCOME TAXES

The Company was included in the consolidated federal income tax returns of Manor Care prior to the Manor Care distribution. Subsequent to November 1, 1996, the Company is a separate tax payor and files its own tax returns. The income tax provision included in these consolidated financial statements reflects the historical income tax provision and temporary differences attributable to the operations of the Company on a separate return basis. Deferred taxes are recorded for the tax effect of temporary differences between book and tax income.

Income before income taxes for the fiscal years ended May 31, 1997, 1996 and 1995 were derived from the following:

(In thousands)                      1997      1996     1995
                                 --------------------------
Domestic operations..........    $75,290   $47,682  $39,329
Foreign operations...........     (3,066)  (31,824)  (9,374)
                                 --------------------------
Consolidated income
before income taxes..........    $72,224   $15,858  $29,955
                                 ==========================

Income before income taxes for domestic operations and foreign operations for fiscal year 1996 includes a provision of $33.3 million for asset impairment and restructuring.

The provisions for income taxes follows for the fiscal years ended May 31:

(In thousands)                      1997      1996     1995
                                ---------------------------
Current tax (benefit) expense
Federal......................    $21,626   $19,978  $13,756
Federal (benefit) expense
of foreign operations........     (1,213)   (2,792)  (3,703)
State........................      4,422     3,729    2,231
Deferred tax (benefit) expense
Federal......................      4,504    (3,071)     745
Federal (benefit) expense
of foreign operations........         --    (9,778)      --
State........................        861      (666)     115
                                ---------------------------
                                 $30,200    $7,400  $13,144
                                ===========================

Deferred tax assets (liabilities) were composed of the following at May 31:


(In thousands)                      1997      1996     1995
                                ===========================
Depreciation and
amortization.................   $ (5,809)  $  (236)$(11,760)
Prepaid expenses.............       (856)   (1,550)  (1,386)
Other........................     (3,587)   (2,112)  (2,202)
                                ----------------------------
Gross deferred tax liabilities   (10,252)   (3,898) (15,348)


Foreign operations...........      2,271     1,931    1,086
Accrued expenses.............      3,807     3,757    1,393
Net operating loss...........        609       820    1,031
Other........................        442       556      218
                                ---------------------------
Gross deferred tax assets....      7,129     7,064    3,728
                                ---------------------------
Net deferred tax asset
(liability)..................   $ (3,123)  $ 3,166 $(11,620)
                                ===========================

A reconciliation of income tax expense at the statutory rate to income tax expense included in the accompanying consolidated statements of income follows:

                                    1997      1996     1995
                                ---------------------------
(In thousands, except federal
income tax rate)
Federal income tax rate......         35%       35%      35%
Federal taxes at
statutory rate...............    $25,280    $5,552  $10,484
State income taxes, net of
federal tax benefit..........      3,434     1,991    1,525
Minority interest ...........         --       536      770
Other........................      1,486      (679)     365
                                ---------------------------
Income tax expense...........    $30,200    $7,400  $13,144
                                ===========================

Cash paid for state income taxes was $2.1 million, $1.6 million and $571,000 for the years ended May 31, 1997, 1996 and 1995, respectively. Federal income taxes were paid by Manor Care for the fiscal years ended May 31, 1995; May 31, 1996; and the period ending October 31, 1996. The Company paid federal income taxes of $5.5 million for the period beginning November 1, 1996, and ending May 31, 1997.

The Company and Manor Care entered into a tax-sharing agreement for purposes of allocating pre-Manor Care distribution tax liabilities among the Company and Manor Care and their respective subsidiaries. In general, Manor Care will be responsible for (i) filing consolidated federal income tax returns that include the Company and its subsidiaries and (ii) paying the taxes relating to such tax returns to the applicable taxing authorities. The Company will reimburse Manor Care for the portion of such taxes that relates to the Company and its subsidiaries. In addition, the Company will assume liability for all taxes payable by the Company or by Manor Care in the event the distribution is determined not be tax-free for federal income tax purposes. Manor Care and the Company have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters.

Prior to the Manor Care distribution, all current federal tax provision amounts were treated as paid to or received from Manor Care in accordance with the tax-sharing agreement. As such, there are no current federal provision amounts due to Manor Care at May 31, 1996. The difference between amounts paid to or received from Manor Care have been charged or credited directly to investments and advances from Manor Care.

ACCRUED EXPENSES
Accrued expenses were as follows:

                                                May 31
(In thousands)                                1997     1996
                                           ================
Payroll................................    $16,429  $10,572
Taxes, other than income...............      5,064    3,237
Other..................................      5,439    9,761
                                           ----------------
                                           $26,932  $23,570
                                           ================

LONG-TERM DEBT AND NOTES PAYABLE
Debt consisted of the following:

                                                May 31
(In thousands)                              1997       1996
                                          =================
$250 million competitive advance
and multi-currency revolving
credit facility with an average
rate of 5.69% at May 31, 1996.......        $ --   $ 50,557

$125 million competitive advance
and multi-currency revolving
credit facility with an average
rate of 6.28% at May 31, 1997.......     121,608         --

Multi-class mortgage pass-through
certificates with a blended
weighted average rate of 7.8%.......     117,294         --

Notes payable to Manor Care
with a rate of 9% at May 31,
1997, and 1996, respectively .......     115,723    225,723

Capital lease obligations...........      15,553     16,474
Other notes with an average rate
of 5.94% and 6.33% at May 31,

1997, and 1996, respectively .......       1,825      2,107
                                        -------------------
Total indebtedness..................    $372,003   $294,861
                                        ===================

Maturities of debt at May 31, 1997, were as follows:


FISCAL YEAR
(In thousands)
1998...........................................    $ 27,954
1999...........................................       3,186
2000...........................................     215,894
2001...........................................       3,850
2002...........................................       4,271
Thereafter.....................................     116,848
                                                  ---------
                                                   $372,003
                                                  =========

During fiscal year 1996 and through Nov. 1, 1996, the Company was a co-guarantor with Manor Care and other affiliates for a $250 million competitive advance and multi-currency revolving credit facility. The facility provided that up to $75.0 million was available in foreign currency borrowings under the foreign currency portion of the facility. The Company's borrowings under this facility amounted to $50.6 million at May 31, 1996. The Company was charged interest for amounts borrowed under the foreign currency portion of the facility at one of several interest rates, including LIBOR plus 26.25 basis points. Subsequent to the Manor Care distribution, the Company utilized its new credit facility, as described below, to repay its borrowings under the facility, and the Company was released from all liabilities and guarantees relating to the Manor Care credit facility.

On Oct. 30, 1996, the Company entered into a $100.0 million competitive advance and multi-currency revolving credit facility provided by a group of seven banks. This facility provides that up to $75.0 million is available for borrowings in foreign currencies. Borrowings under the facility are, at the option of the borrower, at one of several rates including LIBOR plus 30 basis points. In addition, the Company has the option to request participating banks to bid on loan participation at lower rates than those contractually provided by the facility. The facility presently requires the Company to pay annual fees of 2/10 of 1% of the total loan commitment. The facility will terminate on Oct. 30, 1999. On May 5, 1997, the Company increased the size of the facility from $100 million to $125 million through Dec. 31, 1997, at which time the incremental difference of $25 million is due. In connection with the distribution, the Company intends to secure financing to repay borrowings under the facility.

In connection with the Manor Care distribution, the Company entered into a loan agreement governing the repayment of $225.7 million payable to Manor Care, together with interest at 9% per year. The loan agreement contains a number of covenants that, among other things, restrict the ability of the Company and its subsidiaries to pay dividends, make certain investments, incur debt, dispose of assets, create liens, sell receivables and otherwise restrict certain corporate activities. In addition, the loan agreement contains various financial covenants and matures on Nov. 1, 1999. Prepayments prior to Nov. 1, 1997, result in yield maintenance payments to Manor Care. After Nov. 1, 1997, the loan is prepayable in whole or in part without penalty. Interest expense on the Manor Care loan for the years ended May 31, 1997, 1996 and 1995 was $18.6 million, $19.7 million and $15.5 million, respectively.

On April 23, 1997, the Company, through its indirect subsidiary First Choice Properties Corporation, completed an offering of $117.5 million multi-class mortgage pass-through certificates (collectively, "the mortgage securities"). The mortgage securities are non-recourse and collateralized by 36 hotels owned by the Company. The offering's net proceeds of $110 million have been used to prepay a portion of the Manor Care loan. The prepayment resulted in an extraordinary loss from early debt redemption of $1.1 million net of taxes. The mortgage securities bear a blended weighted average interest rate of 7.8% and have a final maturity of May 5, 2012.

The mortgage securities contain customary covenants with respect to, among other things, limits on the incurrence of debt, liens, certain investments, transactions with affiliates, asset sales, mergers and consolidations.

Cash paid for interest was $25.5 million, $24.2 million and $19.9 million for fiscal years 1997, 1996 and 1995, respectively.

At May 31, 1997, owned property with a net book value of $146.7 million was pledged or mortgaged as collateral.

LEASES
The Company operates certain property and equipment under leases that expire at various dates through 2014. Future minimum lease payments are as follows:


(In thousands)                       Operating  Capitalized
                                      Leases      Leases
                                    =======================
1998.............................    $1,820         $ 1,420
1999.............................       236           1,400
2000.............................       174           1,498
2001.............................       160           1,498
2002.............................       140           1,613
Thereafter.......................     6,575          21,746
                                    -----------------------
Total minimum lease payments.....    $9,105         $29,175
                                    =======================
Less: Interest...................                   (13,622)
                                    =======================
Present Value of Lease Payment...                   $15,553
                                    =======================


Rental expense under non-cancellable operating leases was $5.0 million in 1997, $563,000 in 1996, and $721,000 in 1995. Included in fiscal year 1997 was $4.5 million paid to Manor Care for office rent.

ACQUISITIONS AND DIVESTITURES
On May 31, 1995, the Company repurchased one-half of the 11% interest in Choice Hotels Franchising, Inc. held by its former management. Approximately $19.8 million was allocated to goodwill; the purchase cost of $27.4 million was paid in June and July 1995. On May 31, 1996, Franchising repurchased the remaining 5.5% minority interest in Choice Hotels Franchising Inc. for $27.9 million. Approximately $26.4 million was allocated to goodwill.

On May 31, 1996, the Company invested approximately $17 million in the capital stock of Friendly Hotels PLC ("Friendly"). In exchange for the $17 million investment, the Company received 750,000 shares of common stock and 10,000,000 newly issued immediately convertible preferred shares. In addition, the Company granted to Friendly a master franchise agreement for the United Kingdom and Ireland in exchange for 333,333 additional shares of common stock. At May 31, 1997, the Company owned approximately 5% of the outstanding shares of Friendly which would increase to approximately 27% if the preferred stock were converted. The preferred shares carry a 5.75% dividend payable in cash or in stock, at the Company's option. The dividend accrues annually with the first dividend paid on the earlier of the third anniversary of completion or on a conversion date. The proceeds of the investment received by Friendly are to be used to support the construction of 10 Quality or Comfort hotels. As a condition to the investment, Choice has the right to appoint two directors to the board of Friendly. The Company is accounting for the common stock investment under the equity method. In fiscal year 1997, the Company recognized $943,000 of dividend income from its preferred stock investment in Friendly.

During fiscal year 1997, the Company acquired two hotels containing 324 rooms for $10.7 million. During fiscal year 1996, the Company purchased 16 hotels containing more than 1,900 rooms for $49.6 million. During fiscal year 1995, the Company purchased 16 hotels containing more than 2,300 rooms for $59.8 million.

COMMITMENTS AND CONTINGENCIES
The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such litigation will not have a material adverse effect on the Company's business, financial position or results of operations.

PENSION, PROFIT SHARING AND INCENTIVE PLANS
Bonuses accrued for key executives of the Company under incentive compensation plans were $1.6 million in 1997, $1.2 million in 1996 and $1.7 million in 1995.

Employees participate in retirement plans sponsored by the Company, and prior to the Manor Care distribution, employees participated in retirement plans sponsored by Manor Care. Costs allocated to the Company were based on the size of its payroll relative to the sponsor's payroll. Costs allocated to the Company were approximately $2.2 million in 1997, $1.4 million in 1996 and $1.2 million in 1995.

CAPITAL STOCK
During fiscal year 1997, the Company repurchased 3,684,100 shares of its common stock at a total cost of $53.2 million. Additionally, the Company granted a key executive 85,470 restricted shares of common stock with a value of $1.25 million on the grant date. The restricted stock vests over a three year period.

The Company has stock option plans for which it is authorized to grant options to purchase up to 7.3 million shares of the Company's common stock. Stock options may be granted to officers, key employees and non-employee directors with an exercise price not less than the fair market value of the common stock on the date of grant. In connection with the distribution, the outstanding options held by current and former employees of the Company will be redenominated in the stock of the newly separated companies and the number and exercise prices of the options will be adjusted based on the relative trading prices of the common stock of the two companies in order to retain the intrinsic value of the options.

Option activity under the above plans is as follows:


                                     Number     Weighted
                                   of Shares  Option Price
                                 =========================
Outstanding at Nov. 1, 1996.....   5,920,648        $ 8.49
Granted.........................     397,693         14.79
Exercised.......................  (1,110,164)        12.60
Cancelled.......................    (259,145)        11.02
                                 -------------------------
Outstanding at May 31, 1997.....   4,949,032        $ 9.05
                                 =========================


At May 31, 1997, options with a weighted average remaining life of 3.4 years covering 1,614,891 shares were exercisable at $2.70 to $12.52 per share with a weighted average of $5.11 per share.

The Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"), requires companies to provide additional note disclosures about employee stock-based compensation plans based on a fair value based method of accounting. SFAS No. 123 is effective for fiscal years that begin after Dec. 15, 1995. As permitted by this accounting standard, the Company continues to account for these plans under APB Opinion 25, under which no compensation cost has been recognized.

Compensation cost for the Company's stock option plan was determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123. The fair value of each option grant has been estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for grants in 1997: risk-free interest rate of 6.4% and volatility of 30%, expected lives of 10 years and 0% dividend yield. The weighted average fair value per option granted during fiscal year 1997 was $8.35. If options had been reported as compensation expense based on their fair value pro forma, net income would have been $40.3 million for 1997, and pro forma earnings per share would have been $0.64.

Since this methodology has not been applied to options granted prior to the Manor Care distribution date, the resulting pro forma compensation cost is not likely to be representative of that to be expected in future years.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company is required to disclose the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." Fair values of material balances were determined by using market rates currently available.

The balance sheet carrying amount of cash, cash equivalents and receivables approximate fair value due to the short-term nature of these items. Mortgages and other long term debt consist of bank loans and mortgages. Interest rates on bank loans adjust frequently based on current market rates; accordingly, the carrying amount of bank loans is equivalent to fair value. The carrying amounts for mortgages and notes payable to Manor Care and the investment in Friendly Hotels PLC approximate fair market values.

PROVISION FOR ASSET IMPAIRMENT AND RESTRUCTURING
During the fiscal year 1996, the Company began restructuring its European operations. This restructuring effort included the purchase of an equity interest in Friendly Hotels PLC and a re-evaluation of key geographic markets in Europe. In connection with this restructuring, the Company performed a review of its European operations and in May 1996 recognized a $17.0 million non-cash charge (net of an $11.1 million income tax benefit) against earnings related primarily to the impairment of assets associated with certain European hotel operations.

In addition, the Company recognized a restructuring charge of $3.1 million (net of a $2.1 million income tax benefit) in May 1996. Restructuring costs include severance and employee benefit plan restructuring costs and other costs directly associated with the distribution.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during fiscal year 1997. The adoption of SFAS No. 121 did not have a material impact on the Company's financial statements.

The Company is required to adopt SFAS No. 128, "Earnings Per Share," and SFAS No. 129, "Disclosure of Information about Capital Structure," no later than fiscal year 1998. The adoption of these pronouncements will not materially affect the Company's financial statements.

The Company is required to adopt SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," no later than fiscal year 1999. Management is still evaluating the impact that these pronouncements will have on the Company's financial statements.

DIRECTORS AND OFFICERS

B0ARD OF DIRECTORS

STEWART BAINUM
Director: Manor Care Inc.

STEWART BAINUM JR.
Chairman of the Board &
Chief Executive Officer:
Manor Care Inc. and
Subsidiaries
Director: Vitalink
Pharmacy Services Inc.

BARBARA BAINUM
President, Secretary &
Director: Commonweal
Foundation
Secretary & Director:
Realty Investment
Company

WILLIAM R. FLOYD
Vice Chairman &
Chief Executive Offficer
Director: Friendly Hotels PLC

FREDERIC V. MALEK
Chairman: Thayer
Capital Partners
Co-Chairman: CB
Commercial Real Estate
Group Inc.
Director: American
Management Systems Inc.,
Automatic Data Processing
Corp., FPL Group Inc.,
Manor Care Inc.,
Northwest Airlines and
various Paine Webber
mutual funds

JERRY E. ROBERTSON, PH.D.
Retired Executive Vice
President, 3M Life
Sciences Sector and
Corporate Services
Director: Allianz Life
Insurance Company of
North America, Cardinal
Health Inc., Coherent Inc.,
Haemonetics Inc., Manor
Care Inc., Medwave Inc.,
Project Hope and Steris
Corp.

PAUL A. GOULD
Managing Director: Allen
& Company Incorporated
Director:
Telecommunications
International Inc.,
United Video Satellite
Group Inc. and National
Patent Development Corp.
Board of Trustees: The
New School, The Hackley
School and The
Holderness School

ROBERT C. HAZARD JR.
Chairman: Creative Hotel
Associates LLC

GERALD W. PETITT
President &
Chief Executive Officer:
Creative Hotel Associates
LLC

CORPORATE OFFICERS

STEWART BAINUM JR.
Chairman of the Board

WILLIAM R. FLOYD
Vice Chairman &
Chief Executive Officer

DONALD J. LANDRY
President &
Chief Operating Officer

JAMES A. MACCUTCHEON
Executive Vice President,
Chief Financial Officer &
Treasurer

EVERETT F. CASEY
Vice President, Deputy
General Counsel &
Assistant Secretary

MICHAEL J. DESANTIS
Senior Vice President,
General Counsel &
Secretary
ANTONIO DIRICO
Senior Vice President,
Hotel Operations

BRENDAN M. EBBS
Senior Vice President,
Franchise Operations,
Northeast Region

GERALD F. HICKEY
Assistant Treasurer

WELDON HUMPHRIES
Senior Vice President, Real
Estate & Development

JOSEPH E. LAVIN
Senior Vice President,
Partner Services Group

THOMAS MIRGON
Senior Vice President,
Human Resources

BETSY BROMBERG O'ROURKE
Senior Vice President,
Marketing Services

RODNEY SIBLEY
Senior Vice President,
Franchise Operations

BARRY L. SMITH
Senior Vice President,
Marketing

JOSEPH M. SQUERI
Vice President, Finance
& Controller

CHARLES WARCZAK
Vice President, Hotel
Accounting

WILLIAM WEATHERFORD
Senior Vice President,
Franchise Operations,
Southeast Region

JAMES R. YOAKUM
Senior Vice President,
Reservations &
Information Systems

CORPORATE INFORMATION

STOCK LISTING Choice Hotels International common stock trades on the New York
Stock Exchange under the ticker
symbol CHH.

TRANSFER AGENT  & REGISTRAR
ChaseMellon
Shareholder Services
450 W. 33rd St.
New York, NY 10001

INDEPENDENT AUDITORS
Arthur Andersen LLP
Washington, D.C.

ANNUAL MEETING DATE
Choice Hotels International
will hold its Annual
Meeting of Shareholders
on Tuesday, Sept. 16, 1997,
at 9 a.m. EST in
the auditorium at 11555
Darnestown Road, Gaithersburg,
Maryland.

FORM 10-K
A shareholder may receive
without charge a copy of
the Form 10-K Annual
Report filed with the
Securities and Exchange
Commission by written
request addressed to the
Corporate Secretary at the
corporate headquarters.

CORPORATE HEADQUARTERS
Choice Hotels International
10750 Columbia Pike
Silver Spring, MD 20901

General Inquiries:
(301) 979-5000

Franchise Sales:
(800) 547-0007

Investor Inquiries:
(301) 979-5026


(C)1997 Choice Hotels International

Quality, Comfort, Clarion, Sleep Inn, Econo Lodge, Rodeway Inn, Choice Picks and K-Minus are trademarks of Choice Hotels International

MainStay Suites, Classic Sports-Food, Drinks & Memories and Profit Manager are service marks of Choice Hotel International

                                 CHOICE HOTELS
                                 INTERNATIONAL
                                 -------------

                              10750 Columbia Pike
                            Silver Spring, MD 20901